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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  7)*

                           HOMESTAKE MINING COMPANY
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                               (Name of Issuer)

                         Common Stock, $.01 Par Value
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                        (Title of Class of Securities)

                                   43761400
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                                (CUSIP Number)

    William S. Sterns, III, Esq.; WALTER, CONSTON, ALEXANDER & GREEN, P.C.
           90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 25, 1998
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Check the following box if a fee is being paid with the statement. (A fee is not required only if the rerporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

  CUSIP NO. 43761400                                          PAGE 2 OF 4 PAGES


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          August von Finck
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS* PF

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          German
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    30,000,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   30,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.21%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                      IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page 3 of 4 Pages

                                 Schedule 13D
                               AMENDMENT NO. 7


         This Amendment No. 7 to Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Homestake Mining Company (the "Company") is being filed on behalf of August von Finck pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend the Schedule 13D originally filed on March 9, 1998 amended on April 23, 1998, May 20, 1998, May 27, 1998, July 15, 1998, August 4, 1998 and August 13, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on the original Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         The Reporting Person has acquired the shares of Common Stock owned by him for investment purposes. The Reporting Person has no present plans or proposals which relate to or would result in any of the matters or events referred to in clauses (a) - (i) of Item 4 of
         Schedule 13D, except as follows:

         The Reporting Person may dispose of all or some of the shares of Common Stock, or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, the evaluation of alternative investments, and other factors.

         A nominee of the Reporting Person, Mr. Gerhard Ammann, has been elected to the Board of Directors of the Compnay effective September 25, 1998. The Reporting Person and the Company are currently in negotiations concerning an agreement pursuant to which, inter alia,
         (a) the Company would permit the Reporting Person, subject to certain conditions, to acquire more than 15% of the issued and outstanding shares of Common Stock without triggering the provisions of that certain Rights Agreement dated as of October 16, 1987 and amended as of October 15, 1997, between the Company and BankBoston N.A. (the "Rights Agreement"), including, without limitation the "flip-in" of Rights (as defined in the Rights Agreement) and the Company's ability to redeem the Rights, even though the 15% ownership threshold has been exceeded by the Reporting Person, and (b) a second nominee of the Reporting Person would become a director of the Company.

         Mr. Ammann, a chartered accountant, is a Partner with Deloitte & Touche Experta Ltd. in Zurich, Switzerland.

         The Reporting Person submitted a Hart-Scott-Rodino notification and report to the Federal Trade Commission and the Department of Justice to seek permission to acquire up to 24.99%, in the aggregate, of the sahres of Common Stock and, on June 29, 1998, was notified that an early termination was granted.








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                                                          Page 4 of 4 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  September 30. 1998

                                              August von Finck


                                      By: /s/ Ernst Knut Stahl
                                          ------------------------------
                                              Ernst Knut Stahl, attorney in fact

                                      By: /s/ Rainer Nocon
                                          ------------------------------
                                              Rainer Nocon, attorney in fact